227 E. Edgewood
Friendswood, TX 77546

Mr. Effie Simpson
Mail Stop 3561
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Via Facsimile (202) 772-9216

April 13, 2009

RE:     TrinityCare Senior Living, Inc. ("The Company"), formerly J-Kan, Inc.
File # 333-140567
Form 8-K filed on April 6, 2009
Comment Letter dated April 7, 2009

In response to your comments,

Comment 1:
Amend the report to include all of the information required by Item 304 of Regulation SK.  The disclosure should state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of dismissal, there were any disagreements with the former accountant on any matter of accounting principles or  practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304 of Regulation S-K.

Response:
We have amended the filing to include the reference to the interim periods.  We believe that all other requisites of Item 304 of Regulation S-K have been disclosed.

Comment 2:  Exhibit 16
Please file a letter from your former accountant, indicating whether or not they agree with your revised disclosures in the Form 8-K.

Response:
Updated letter will be attached.

Comment 3:  Other
It appears that the company name and file number in your filing are different than those in the Edgar system where the company name continues to be J-Kan, Inc., file #333- 140567.

Response:
The name of the company has recently been changed from J-Kan, Inc. to TrinityCare Senior Living, Inc, as filed February 17, 2009.  The incorrect file number was a clerical error.  The proper number is being used for the amended 8-K

Comment 4:
The file number that appears on Form 8-K filed April 6, 2009, appears to be one of another company.  Please correct the file number that appears on your filing, and submit a request via facsimile to (202) 772-9216 indicating the circumstances that have caused the company's name to change, and the name, file number, and CIK number that should appear in Edgar that are consistent with those in your filings.

Response:
February 16, 2009, the reporting Company J-Kan, Inc. merged with TrinityCare Senior Living, Inc.   The merger resulted in the TrinityCare equity holders owned the majority of the shares of J-Kan, Inc.   The Company changed it name, effective with the change in ownership control and has assumed the business model of TrinityCare.

Proper name:                                          TrinityCare Senior Living, Inc.
Proper file number:                                333-140567
Proper CIK number:                              0001383960

The company acknowledges that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Donald W. Sapaugh
Donald W. Sapaugh
Chairman and Chief Executive Officer